February 27, 2018

VIA EDGAR

Kim McManus

Rahul K. Patel

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ETF Managers Group Commodity Trust I

Registration Statement on Form S-1

File No. 333-218453

Dear Ms. McManus:

This letter sets forth responses to written comments received in a letter dated February 22, 2018, pertaining to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted by ETF Managers Group Commodity Trust I (the “Registrant”) on January 26, 2018 for the purpose of registering the shares of the Breakwave Dry Bulk Shipping ETF (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto.

Cover Page:

1.           We note that the series name includes the term “ETF.” Please revise your disclosure on the prospectus cover page that the Fund is not registered and subject to regulation under the 1940 Act to cross-reference the risk factor discussion of this issue on page 12. Please also revise the relevant risk factor on page 12 to describe in greater detail the protections afforded by the 1940 Act, which are not available to investors here.

Response: The Registration Statement has been revised accordingly.

2.           We note your disclosure on your prospectus cover page that the Fund’s investment objective is to provide investors exposure to the daily change in the price of dry bulk freight futures by tracking the performance of a portfolio consisting of exchange-cleared futures contracts on the cost of shipping dry bulk freight. Please revise your prospectus cover page to specify that the fund seeks to achieve its investment objective by investing substantially all of its assets in the Freight Futures currently constituting the Benchmark Portfolio.

Response: The Registration Statement has been revised accordingly.

Ms. Kim McManus

February 27, 2018

3.           Please consider removing the breakeven analysis from the cover page since investors lack the full context to evaluate this disclosure. In this regard, we note that the breakeven amount disclosed is subject to assumptions regarding asset levels and can vary significantly based on the amount of shares sold.

Response: The Registration Statement has been revised to remove the breakeven analysis from the cover page.

Breakeven Analysis, page 4:

4.           Please revise footnote 6 to the breakeven table to quantify how you expect the expense ratio to change after February 28, 2019, once the Expense Cap expires.

Response: The Registration Statement has been revised accordingly.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek

cc:	Samuel Masucci III Barney Karol David C. Mahaffey, Esq.